Exhibit 99.1

(An exploration company)

CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2026

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars - Unaudited)
		At March 31	At December 31
	Note	2026	2025
Assets
Current assets:
Cash		$15,299	$21,197
Marketable securities	3	54,793	7,783
Other investment	12	2,066	2,031
Accounts receivable		548	395
Prepaid expenses and deposits		781	591
		73,487	31,997
Non-current assets:
Restricted cash		144	144
Property and equipment		305	297
Mineral property interests	4	49,717	49,918
Investments in associates	3	101	25,963
		50,267	76,322
Total assets		$123,754	$108,319

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$2,119	$2,023
Deferred government grant	5	22	22
Flow-through share premium liability	6	609	790
		2,750	2,835
Non-current liabilities:
Provision for site reclamation and closure		4,308	4,473
Total liabilities		$7,058	$7,308

Equity:
Share capital		$340,405	$339,782
Share option and warrant reserve	8	24,913	24,911
Accumulated other comprehensive loss		(32)	(31)
Deficit		(248,590)	(263,651)
Total equity		$116,696	$101,011
Total liabilities and equity		$123,754	$108,319

Commitments (notes 9, 12)

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	1

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of (Income) Loss and Comprehensive (Income) Loss
(Expressed in thousands of Canadian dollars, except per share amounts - Unaudited)
		Three months ended March 31
	Note	2026	2025
Operating expenses:
Exploration and evaluation	7	$4,778	$2,161
Fees, salaries and other employee benefits		844	549
Insurance		106	102
Legal and professional		192	182
Marketing and investor relations		270	246
Office and administration		58	65
Regulatory and compliance		119	69
		6,367	3,374

Other (income) expenses, net:
Accretion on provision for site reclamation and closure		36	40
Amortization of flow-through share premium	6	(181)	(773)
Foreign exchange loss		4	—
Interest expense		—	2
Interest income		(125)	(44)
Net loss from associates		929	377
Net gain on divestment of investments in associates	3	(19,241)	—
Net gain on other investment		(35)	—
Net gain on marketable securities	3	(2,835)	(61)
Net loss on disposal of equipment		20	—
Other income		(1)	76
		(21,429)	(383)
Net (income) loss for the period		(15,062)	2,991

Other comprehensive loss, net of tax
Unrealized currency loss on translation of foreign operations		1	2
Total comprehensive (income) loss for the period		$(15,061)	$2,993

(Income) loss per share:
Basic (income) loss per share	11	$(0.08)	$0.02
Diluted (income) loss per share	11	$(0.08)	$0.02

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	2

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts - Unaudited)
	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive loss	Deficit	Total
Balance at December 31, 2024	151,556,273	$312,723	$22,684	$(12)	$(257,192)	$78,203
Total comprehensive loss	—	—	—	(2)	(2,991)	(2,993)
Share-based compensation (note 8)	382,027	—	182	—	—	182
Balance at March 31, 2025	151,938,300	$312,723	$22,866	$(14)	$(260,183)	$75,392

Balance at December 31, 2025	189,143,299	$339,782	$24,911	$(31)	$(263,651)	$101,011
Total comprehensive income	—	—	—	(1)	15,062	15,061
Restrictive share units granted	980,562	623	(623)	—	—	—
Share-based compensation (note 8)	—	—	625	—	—	625
Balance at March 31, 2026	190,123,861	$340,405	$24,913	$(32)	$(248,589)	$116,697

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	3

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars - Unaudited)
		Three months ended March 31
	Note	2026	2025
Operating activities:
Income (loss) for the period		$15,062	$(2,991)
Adjusted for:
Interest income		(125)	(44)
Net loss on disposal of equipment		20	—
Items not involving cash:
Accretion of provision for site reclamation and closure		36	40
Amortization of flow-through share premium	6	(181)	(773)
Depreciation		18	59
Interest expense		—	2
Net loss from associates		929	377
Net (gain) loss on investments in associates		(19,241)	76
Net gain on other investments		(35)	—
Net gain on marketable securities	3	(2,835)	(61)
Share-based compensation	8	625	182
Changes in non-cash working capital	10	(247)	590
Cash used in operating activities		(5,974)	(2,543)
Investing activities:
Interest income		125	44
Proceeds from disposition of equipment		33	—
Property and equipment additions		(81)	(47)
Cash provided by (used in) investing activities		77	(3)
Financing activities:
Lease payments		—	(48)
Cash used in financing activities		—	(48)
Effect of foreign exchange on cash		(1)	(2)
Decrease in cash		(5,898)	(2,596)
Cash, beginning of period		21,197	4,912
Cash, end of period		$15,299	$2,316

Supplemental cash flow information (note 10)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	4

Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At March 31, 2026, the Company had four principal projects: Committee Bay in Nunavut, Eau Claire, Sakami, and Éléonore South in Quebec. Additionally, the Company held a 25% interest in Universal Mineral Services Limited (“UMS”), a private shared-services provider.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue in operation for at least the next twelve months.

The Company is an exploration and development company that currently does not generate operational revenue from its assets. As of March 31, 2026, the Company has working capital of $70,737 (December 31, 2025 – $29,162), which management believes is sufficient to meet its obligations and to continue to fund exploration expenses for at least the next twelve months. Beyond the next 12 months, the Company’s ability to continue as a going concern and to advance its projects will be dependent upon its ability to obtain the necessary financing. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

Note 2: Basis of presentation

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements under International Accounting Standard 34, Interim Financial Reporting. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025. These interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 14, 2026.

Basis of preparation

These condensed interim financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee, and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The Company’s interim results are not necessarily indicative of its results for a full year.

The subsidiaries (with a beneficial interest of 100%) of the Company as at March 31, 2026, were as follows:

Subsidiary	Place of incorporation	Functional currency
Eastmain Mines Inc. (“Eastmain Mines”) (a)	Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (b)	Delaware, U.S.A.	USD
North Country Gold Corp. (“North Country”)	BC, Canada	CAD
Quebec Precious Metals Corporation (“QPM”) (a)	Canada	CAD

(a) The entity is incorporated federally in Canada.

(b) Fury Gold USA provided certain administrative services with respect to employee benefits for US resident personnel.

Fury Gold Mines Limited Notes to the Q1 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	5

All amounts are expressed in thousands of Canadian dollars unless otherwise noted. Reference to US$ are to United States dollars. All intercompany balances and transactions have been eliminated

Segmented information

The Company’s operating segments are reviewed by the CEO, who is the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess their performance. The Company operates two reportable segments based on geographic location: Quebec and Nunavut, each focused on the acquisition, exploration, and development of mineral resource properties within Quebec and Nunavut. The information contained in note 7 is the information used by the CODM to assess where to deploy resources and capital.

Critical accounting estimates, judgments, and policies

The preparation of financial statements in accordance with IFRS Accounting Standards as issued by the IASB requires management to select accounting policies and make estimates and judgments that may have a significant impact on consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s condensed interim financial statements for the three months ended March 31, 2026, the Company applied the material accounting policy information and critical accounting estimates and judgments disclosed in notes 3 and 5, respectively, of its consolidated financial statements for the year ended December 31, 2025, except as explained below.

Adoption of new and revised accounting standards

Effective January 1, 2026, the Company adopted amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, providing clarifications for, among other things, the date of recognition and derecognition of financial assets and liabilities, and updating the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments did not have a material impact on the Company's condensed interim consolidated financial statements.

We have applied the exception to the requirement to derecognize a financial liability on the settlement date. This exception permits the Company to deem a financial liability (or a part of a financial liability), that will be settled with cash using an electronic payment system, to be discharged before the settlement date if, and only if, we have initiated the payment instruction and:

▪	We have no practical ability to withdraw, stop or cancel the payment instruction;
▪	We have no practical ability to access the cash to be used for settlement as a result of the payment instruction; and
▪	The settlement risk associated with the electronic payment system is insignificant.

New and amended standards not yet effective

On April 9, 2024, the IASB issued a new standard, called IFRS 18 Presentation and Disclosure in Financial Statements, which applies to an annual reporting period beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 includes requirements for all entities applying IFRS Accounting Standards as issued by the IASB for the presentation and disclosure of information in financial statements. The Company is currently evaluating the impact of the new standard on its financial statements.

Fury Gold Mines Limited Notes to the Q1 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	6

Note 3: Marketable securities

The marketable securities held by the Company were as follows:

Total
Balance at December 31, 2024	$2,358
Additions	250
Sale of marketable securities	(670)
Realized gain on disposition	58
Unrealized net gain	5,787
Balance at December 31, 2025	$7,783
Additions	44,175
Unrealized net gain	2,835
Balance at March 31, 2026	$54,793

In March 2026, following Dolly Varden Silver Corporation’s (“Dolly Varden”) merger with Contango Ore, Inc., the Company’s investment in Dolly Varden was converted into Contango Silver and Gold Inc. (“Contango”) shares. Prior to the transaction, the Company exercised significant influence over Dolly Varden and accounted for the investment using the equity method. Following the exchange, the Company does not have significant influence over Contango, and accounts for the investment as a financial asset in accordance with IFRS 9.

As a result of the transaction, the Company derecognized its investment in Dolly Varden and recognized its investment in Contango at fair value ($44,175), resulting in the recognition of a gain of $19,241 in profit or loss.

Note 4: Mineral property interests

The Company’s principal resource properties are located in Canada. A summary of the carrying amounts is as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2024	$37,100	$8,100	$45,200
Additions	5,436	—	5,436
Change in estimate of provision for site reclamation and closure	(597)	(121)	(718)
Balance at December 31, 2025	$41,939	$7,979	$49,918
Change in estimate of provision for site reclamation and closure	(229)	28	(201)
Balance at March 31, 2026	$41,710	$8,007	$49,717

Note 5: Deferred government grant

The Company inherited a grant entitlement from the Government of Quebec’s Minister of Natural Resources and Forestry (the “Minister”) for expenditures to be made by the Company for geometallurgical studies on the Elmer East property (the “Program”). As at March 31, 2026, the Company has unspent funding of $22 relating to the progress payment, which will require the Company to incur $44 in qualifying expenses under the Program before May 31, 2026. The Company is obligated to reimburse the Minister, upon expiry of the Program, for any unapplied grant funding plus interest thereon.

Note 6: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

On October 14, 2025, the Company completed two offerings and raised $18,000 through the issuance of (i) 9,915,000 flow-through units and (ii) 6,003,000 common shares designated as flow-through shares. The flow-through proceeds will be used for the Company’s mineral exploration activities. The Company is committed to incur the full exploration expenditures of $18,000 before December 31, 2026.

Fury Gold Mines Limited Notes to the Q1 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	7

On June 19, 2025, the Company completed an offering and raised $3,080 through the issuance of 3,999,701 common shares designated as flow-through shares. The flow-through proceeds will be used for the Company’s mineral exploration activities. The Company is committed to incur the full exploration expenditures of $3,080 before December 31, 2026.

The flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability were as follows:

	Flow-through funding (expenditures)	Flow-through premium liability
Balance at December 31, 2024	$2,335	$944
Flow-through eligible expenditures	(2,335)	(944)
Flow-through funds raised	21,080	1,246
Flow-through eligible expenditures	(4,259)	(456)
Balance at December 31, 2025	$16,821	$790
Flow-through eligible expenditures	(3,859)	(181)
Balance at March 31, 2026	$12,962	$609

Note 7: Segmented information - Exploration and evaluation costs

For the three months ended March 31, 2026, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$738	$101	$839
Exploration drilling	1,147	176	1,323
Camp cost, equipment and field supplies	390	30	420
Geological consulting services	419	73	492
Permitting, environmental and community costs	109	107	216
Expediting and mobilization	1	168	169
Salaries and wages	583	68	651
Fuel and consumables	300	—	300
Aircraft and travel	97	50	147
Consultancy and development studies	82	—	82
Share-based compensation	114	25	139
Total for the three months ended March 31, 2026	$3,980	$798	$4,778

For the three months ended March 31, 2025, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$80	$11	$91
Exploration drilling	466	—	466
Camp cost, equipment and field supplies	255	39	294
Geological consulting services	—	3	3
Permitting, environmental and community costs	51	44	95
Salaries and wages	370	16	386
Fuel and consumables	275	—	275
Aircraft and travel	504	2	506
Share-based compensation	40	5	45
Total for the three months ended March 31, 2025	$2,041	$120	$2,161

Fury Gold Mines Limited Notes to the Q1 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	8

Note 8: Share-based compensation and warrant reserve

(a)	Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the three months ended March 31, 2026 and 2025, the Company recognized share-based compensation expense as follows:

	Three months ended March 31
	2026	2025
Recognized in net loss and included in:
Exploration and evaluation costs	$139	$45
Fees, salaries and other employee benefits	486	137
Total share-based compensation expense	$625	$182

A summary of share-based compensation expense by categories for the period is as follows:

	Three months ended March 31
	2026	2025
Share options	$22	$17
Restricted share units	382	129
Deferred share units	221	36
Total share-based compensation expense	$625	$182

During the three months ended March 31, 2026, the Company granted 110,000 share options, (March 31, 2025 – 80,000), to certain employees and consultants who provide defined on-going services to the Company, representative of employee service.

The weighted average fair value per option of these share options was calculated as C$0.43 (March 31, 2025 – C$0.35) using the Black-Scholes option valuation model at the grant date with the following weighted average assumptions:

	Three months ended March 31
	2026	2025
Risk-free interest rate	2.92%	3.04%
Expected dividend yield	Nil	Nil
Share price volatility	60%	78%
Expected life in years	5.0	5.0

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

Fury Gold Mines Limited Notes to the Q1 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	9

	Number of share options	Weighted average exercise price (C$/option)
Outstanding, December 31, 2024	8,221,178	$1.14
Granted	140,000	0.65
Granted as part of QPM acquisition	282,470	1.92
Exercised	(231,000)	0.55
Expired	(1,838,144)	2.00
Forfeited	(235,000)	1.12
Outstanding, December 31, 2025	6,339,504	$0.94
Granted	110,000	0.83
Expired	(22,230)	3.91
Outstanding, March 31, 2026	6,427,274	$0.93

As at March 31, 2026, the number of share options outstanding was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price (C$/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price (C$/option)	Weighted average remaining life (years)
C$0.53 – C$1.00	3,799,500	0.83	1.63	3,674,500	0.83	1.53
C$1.00 – C$1.85	2,616,659	1.06	0.90	2,616,659	1.06	0.90
C$2.05 – C$3.91	11,115	2.29	0.96	11,115	2.29	0.96
	6,427,274	0.93	1.33	6,302,274	0.93	1.27
(b)	Long-term incentive plan

On June 29, 2023, the Company adopted a Long-Term Incentive Plan (“LTI Plan”) which strives to accelerate and encourage additional share ownership by its employees, officers and directors. The LTI plan provides for the awarding of share options, performance share units, restricted share units and deferred share units. The LTI Plan limits the number of shares reserved for issuance under the LTI Plan, together with all other security-based compensation arrangements of the Company, to a maximum of 10% of the Common Shares issued and outstanding.

On January 23, 2026, the Company issued 100,000 DSU’s to a director. The DSU’s were issued in accordance with the Company’s LTI plan, with a grant-date fair value of C$1.08 per unit, one third vesting annually on anniversary with the first trench vested immediately.

On January 9, 2026, the Company issued 430,000 DSU’s to directors and 885,000 RSU’s to officers and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan, with a grant-date fair value of C$0.81 per unit, one third vesting annually on anniversary with the first trench vested immediately.

On January 9, 2025, the Company issued 590,000 DSU’s to directors and 1,142,500 RSU’s to officers and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan, with a grant-date fair value of C$0.55 per unit, one third vesting annually on anniversary.

The number of RSU’s and DSU’s issued and outstanding and the weighted average grant date fair value were as follows:

Fury Gold Mines Limited Notes to the Q1 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	10

	Number of RSU’s	Number of DSU’s (1)	Weighted Average grant date fair value ($/ share)
Outstanding, December 31, 2024	1,146,080	—	$0.57
Granted	1,142,500	590,000	0.55
Settled	(382,027)	—	0.53
Forfeited	(179,597)	(110,000)	0.56
Outstanding, December 31, 2025	1,726,956	480,000	$0.56
Granted	885,000	530,000	0.83
Settled	(980,562)	—	0.63
Outstanding, March 31, 2026	1,631,394	1,010,000	$0.67
(1)	During the three months ended March 31, 2026, 336,667 DSU’s have vested.
(c)	Share purchase warrants

In connection with the Quebec Precious Metals Corporation (“QPM”) acquisition in 2025, all warrants of QPM became exercisable to acquire common shares of the Company, in amounts and at exercise prices adjusted in accordance with the Exchange Ratio. As a result, 596,808 warrants, each exercisable into one Fury Gold share, were granted at an exercise price of C$1.35 per share. The total fair value of the warrants issued was $30, calculated using the Black-Scholes valuation model with the following inputs: (i) expected life – 2.12 years; (ii) expected volatility – 57%; (iii) expected dividend yield – 0%; (iv) risk-free interest rate – 2.56%; (v) share price – C$0.54.

In connection with a non-brokered private equity placement, the Company issued 6,728,000 warrants exercisable into one common share of the Company at a price of C$0.80 for a period of three years. The warrants were classified as equity instruments under IAS 32 and measured at a fair value of $949, calculated using the Black-Scholes valuation model with the following inputs: (i) expected life – 3 years; (ii) expected volatility – 58%; (iii) expected dividend yield – 0%; (iv) risk-free interest rate – 2.7%; (v) share price – C$0.51.

In connection with a non-brokered private equity placement, the Company issued 747,127 warrants exercisable into one common share of the Company at a price of C$1.20 for a period of two years. The warrants were classified as equity instruments under IAS 32 and measured at a fair value of $125, calculated using the Black-Scholes valuation model with the following inputs: (i) expected life – 2 years; (ii) expected volatility – 63%; (iii) expected dividend yield – 0%; (iv) risk-free interest rate – 2.5%; (v) share price – C$0.77.

The number of share purchase warrants outstanding at March 31, 2026 was as follows:

	Warrants outstanding	Weighted average exercise price (C$/share)
Outstanding, December 31, 2024	—	—
Issued	13,029,435	1.00
Outstanding, December 31, 2025 and March 31, 2026	13,029,435	$1.00

The following table reflects the share purchase warrants issued and outstanding as at March 31, 2026:

Expiry date	Warrants outstanding	Exercise price (C$/share)
May 31, 2027	274,170	$1.35
June 21, 2027	322,638	1.35
October 14, 2027	4,957,500	1.20
November 12, 2027	747,127	1.20
May 26, 2028	6,728,000	0.80
Total	13,029,435	$1.00

Fury Gold Mines Limited Notes to the Q1 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	11

Note 9: Related-parties transactions

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared services provider, for nominal consideration. The Company funded, in addition to its nominal investment in UMS, a cash deposit of $150 which is held by UMS for the purposes of general working capital, and which will be returned to the Company upon termination of the UMS Canada arrangement, net of any residual unfulfilled obligations. UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at March 31, 2026, the Company expects to incur approximately $76 in respect of its share of future rental expense of UMS.

A summary of the Company’s transactions with UMS was as follows:

	Three months ended March 31
	2026	2025
Exploration and evaluation costs	$67	$37
General and administration	47	46
Total transactions for the period	$114	$83

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the CEO, Chief Financial Officer (“CFO”), Senior Vice President, and Vice President.

The remuneration of the Company’s key management personnel was as follows:

	Three months ended March 31
	2026	2025
Short-term benefits provided to executives (a)	$289	$267
Directors’ fees paid to non-executive directors	70	70
Share-based payments	530	142
Total	$889	$479

(a) Short-term employee benefits include salaries, bonus, and other employee benefits.

Note 10: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Three months ended March 31
	2026	2025
Accounts receivable	$(153)	$(116)
Prepaid expenses and deposits	(190)	(212)
Accounts payable and accrued liabilities	96	918
Changes in non-cash working capital	$(247)	$590

Note 11: (Income) loss per share

For the three months ended March 31, 2026 and 2025, the weighted average number of shares outstanding and loss per share were as follows:

Fury Gold Mines Limited Notes to the Q1 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	12

	Three months ended March 31
	2026	2025
Net (income) loss	$(15,062)	$2,991
Weighted average basic number of shares outstanding	190,025,805	151,900,097
Basic (income) loss per share	$(0.08)	$0.02
Weighted average diluted number of shares outstanding	193,795,792	151,900,097
Diluted (income) loss per share	$(0.08)	$0.02

Diluted earnings per share were calculated by adjusting the weighted average number of shares to 193,795,792 shares to reflect the assumed exercise of dilutive share options and the vesting of unvested restricted share units outstanding during the period; profit for the year was not adjusted as no interest or dividends would have been avoided on conversion. The share options were included using the treasury stock method based on an average market price of C$0.94 per share, while the restricted share units were treated as contingently issuable shares. Share purchase warrants were not included in the calculation as they are anti-dilutive.

Note 12: Financial instruments

The Company’s financial instruments as at March 31, 2026, consisted of cash, marketable securities, accounts receivable, other investment, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a)	Financial assets and liabilities by categories
	At March 31, 2026			At December 31, 2025
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$15,299	$—	$15,299	$21,197	$—	$21,197
Marketable securities	—	54,793	54,793	—	7,783	7,783
Other investment	—	2,066	2,066	—	2,031	2,031
Deposits	46	—	46	66	—	66
Accounts receivable	548	—	548	395	—	395
Total financial assets	$15,893	$56,859	$72,752	$21,658	$9,814	$31,472
Accounts payable and accrued liabilities	(2,119)	—	(2,119)	(2,023)	—	(2,023)
Deferred government grant	(22)	—	(22)	(22)	—	(22)
Total financial liabilities	$(2,141)	$—	$(2,141)	$(2,045)	$—	$(2,045)
(b)	Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the year.

As at March 31, 2026, the Company’s financial instruments measured at fair value on a recurring basis were the Company’s marketable securities which were classified as Level 1, and other investment which were classified as Level 3. There were no financial assets or financial liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as level 2 in the fair value hierarchy.

Fury Gold Mines Limited Notes to the Q1 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	13

	Level 1	Level 2	Level 3	Total
Marketable securities	54,793	—	—	54,793
Other investment	—	—	2,066	2,066
Total	54,793	—	2,066	56,859

The Company’s level 3 unquoted equity was valued using the adjusted market multiple method. Key input included market-based proxy valuation from comparable listed peers, adjusted for differences in growth stages of 0.4, revenue maturity of 0.5, and market conditions of 0.75. Currency translation as at reporting date was also included in the calculation. Changes in these adjustments would affect the resulting fair value of the instrument. As an example, a 10% increase in revenue maturity would increase fair value by $406. Fair value measurement and changes in fair value from period to period are reviewed for reasonability by management each reporting period.

The reconciliation of the Company’s level 3 financial instrument is as follows:

Total
Balance at December 31, 2024	$2,063
Revaluation loss recognized in net loss for the year	(32)
Balance at December 31, 2025	$2,031
Revaluation gain recognized in net loss for the period	34
Balance at March 31, 2026	$2,066
(c)	Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, credit risk and market risks, which include currency risk, interest rate risk and price risk. As at March 31, 2026, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at March 31, 2026, the Company had unrestricted cash of $15,299 (December 31, 2025 – $21,197), working capital surplus of $70,737 (December 31, 2025 – $29,162), which the Company defines as current assets less current liabilities, and an accumulated deficit of $248,590 (December 31, 2025 – $263,651). During the three months ended March 31, 2026, Fury Gold had a comprehensive income of $15,061 (three months ended March 31, 2025 – a comprehensive loss of $2,993). Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. However, the Company has $54,793 (December 31, 2025 – $7,783) in free trading marketable securities to fund operations for at least the next twelve months.

Fury Gold Mines Limited Notes to the Q1 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	14

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At March 31, 2026	At December 31, 2025
Accounts payable and accrued liabilities	$2,119	$—	$—	$2,119	$2,023
Deferred government grant	22	—	—	22	22
Flow-through share premium liability (note 6)	609	—	—	609	790
Total	$2,750	$—	$—	$2,750	$2,835

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. The Company estimates that $575 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2026.

Credit risk

The Company’s cash and accounts receivables are exposed to credit risk, which is the risk that the counterparties to the Company’s financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company’s cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables.

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The significant market risks to which the Company is exposed are as follows:

i.	Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from the relevant functional currency (the Canadian dollar). A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.	Price risk

The Company holds certain investments in marketable securities (note 3) which are measured at fair value, being the closing share price of each equity security at the date of the consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the year. A 10% increase or decrease in the Company’s marketable securities share prices would have a material impact on the Company’s net loss.

Fury Gold Mines Limited Notes to the Q1 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	15